UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

MBX Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

55287L101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS P. Kent Hawryluk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,910,632 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,910,632 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,910,632 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.55% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 481,397 shares of Common Stock, $0.0001 par value per share (the “Common Stock”) held directly by the Reporting Person, (ii) 1,030,958 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2024 held directly by the Reporting Person, and (iii) 398,277 shares of Common Stock held by the P. Kent Hawryluk Revocable Trust dated January 25, 2011, of which the Reporting Person serves as trustee.

(2)

The percentage of class was calculated based on (i) 33,376,058 shares of Common Stock outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, plus (ii) an aggregate of 1,030,958 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2024, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i) only for purposes of computing the percentage ownership of the Reporting Person.

ITEM 1.	(a) Name of Issuer:

MBX Biosciences, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

11711 N. Meridian Street, Suite 300, Carmel, Indiana 46032

ITEM 2.	(a) Name of Person Filing:

P. Kent Hawryluk (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o MBX Biosciences, Inc., 11711 N. Meridian Street, Suite 300, Carmel, Indiana 46032.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share.

(e)	CUSIP Number:

55287L101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of September 30, 2024, based on (i) 33,376,058 shares of Common Stock outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Person, plus (ii) an aggregate of 1,030,958 shares of Common Stock eligible to be issuable upon exercise of stock options exercisable within 60 days of September 30, 2024, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i) only for purposes of computing the percentage ownership of the Reporting Person.

(a)	Amount beneficially owned:

The Reporting Person may be deemed to be the beneficial owner of 1,910,632 shares of Common Stock, which includes: (i) 481,397 shares of Common Stock, $0.0001 par value per share (the “Common Stock”) held directly by the Reporting Person, (ii) 1,030,958 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2024 held directly by the Reporting Person, and (iii) 398,277 shares of Common Stock held by the P. Kent Hawryluk Revocable Trust dated January 25, 2011, of which the Reporting Person serves as trustee.

(b)	Percent of class: 5.55%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,910,632

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,910,632

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2024

/s/ P. Kent Hawryluk
P. Kent Hawryluk